UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of:                                                          December 2010
 Commission File Number:                                                     001-08139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       ☐                                           No                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 21, 2010, Zarlink Semiconductor Inc. issued a press release announcing that Zarlink Semiconductor has invested US$5 million as part of a US$10 million Series C financing in Multigig, a fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. CMEA Capital and Sierra Ventures also participated in the financing.

Exhibit No.	Description

99.1	Press release dated December 21, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: December 21, 2010                                                                           By: /s/ Andre Levasseur
                Andre Levasseur
                Senior Vice President of Finance and
Chief Financial Officer